Exhibit 99.2

INTERPOOL, INC. EXTENDS EXPIRATION DATE FOR RIGHTS OFFERING OF CONVERTIBLE
DEBENTURES

PRINCETON, NJ, August 9, 2002 — Interpool, Inc. (NYSE:IPX) announced that it has extended for a period of 14 days the expiration date of its pending subscription rights offering of its 9.25% Convertible Redeemable Subordinated Debentures. The extended rights offering period will now expire at 5:00 p.m. on August 22, 2002.

Interpool also announced that in response to investor requests it is modifying the terms of the debentures to remove the Company’s right to defer interest payments.

Martin Tuchman, Chairman and CEO of Interpool, stated, “Given the improvement in the terms of the debentures we have decided to extend the offering period to give current stockholders and standby purchasers alike a greater opportunity to subscribe for our debentures.”

In addition, Interpool announced that because of the postponement of the expiration date and the resulting delay in the issuance of the debentures, it will, upon issuance of the debentures, arrange for subscribers to receive interest at a rate of 9.25% on all subscription funds held by the subscription agent on August 15, 2002 for the period from August 15, 2002 to the date the debentures are issued. Mr. Tuchman stated, “We want to make sure investors who have committed to purchase debentures receive the return they were expecting.”

As more fully set forth in the Company’s prospectus dated July 8, 2002, the debentures are being offered to holders of Interpool’s common stock as of the close of business on July 8, 2002 pursuant to the exercise of non-transferable subscription rights. Interpool may also, during or after the offering period, seek and, in its discretion, accept offers from non-stockholders to purchase debentures not subscribed for in the rights offering. The maximum amount of the offering will not exceed $31,465,425. Interpool continues to reserve the right to modify, further extend or withdraw the offering. The debentures will be convertible into Interpool common stock. The net proceeds of the offering will be used for general corporate purposes.

A Registration Statement relating to these securities has been declared effective by the Securities and Exchange Commission.

Interpool, originally founded in 1968, is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the largest lessor of intermodal container chassis in the United States and a world-leading lessor of cargo containers used in international trade. Interpool operates from 30 locations throughout the world.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

FOR: INTERPOOL, INC.

Contact:

Mitchell Gordon
Executive Vice President &
Chief Financial Officer
(212) 916-3284
mgordon@interpool.com

Kathy Keyser
Gregory FCA Communications
Investor Relations
(800) 499-4734
kathy@gregoryfca.com